FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒            Form 40-F          ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No            ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

Athens, 28 May 2015

PRESS RELEASE

The Board of Directors of the National Bank of Greece, during its meeting held today, decided to proceed with several changes in Executives’ positions, with the purpose of creating a more flexible and efficient management structure.

Namely, the Board of Directors, following a recommendation by the Bank’s Chief Executive Officer Mr. Leonidas Fragkiadakis and after relevant proposal by the Human Resources and Remuneration Committee, decided on the following:

Mr. Dimitrios Kapotopoulos is promoted to the position of General Manager of Corporate Banking, from the position of Assistant General Manager of Corporate Special Assets, which he up to now held.

New duties are assigned to Messrs. Alexander Benos — Group Chief Risk Officer, Constantinos Vossikas — Assistant General Manager of Corporate Special Assets and Panagiotis Dasmanoglou — Group Chief Compliance and Corporate Governance Officer.

Assistant General Managers are appointed as follows: Mr. Ioannis Vagionitis — Group Chief Credit Officer, Mr. George Triantafyllakis — Assistant General Manager of Legal Services, Mr. Vassilis Kavalos — Assistant General Manager of Treasury and Global Markets, Mr. Vassilis Mastrokalos — Assistant General Manager of Strategy, Mr. Vassilis Skiadiotis — Assistant General Manager of Retail Banking.

Mr. Petros Fourtounis, who up to date held the position of General Manager of Corporate Special Assets, takes over the position of General Manager of Group Human Resources.

Mr. Anthony Antonopoulos, who up to date held the position of Assistant General Manager of Group Human Resources, takes over the position of Assistant General Manager of Security.

At the meeting of the Board of Directors, the resignation of Mrs. Paula Hadjisotiriou, who held the position of Deputy Chief Executive Officer and was an executive member of the Board of Directors, was announced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: May 29th, 2015
Deputy Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: May 29th, 2015
Director, Financial Division